Exhibit 99.1
Transphorm Appoints Dr. Julian Humphreys to Board of Directors

GOLETA, Calif.— October 20, 2020—Transphorm, Inc. (“Transphorm” or the “Company”) (OTCQB: TGAN)—a pioneer in the development and manufacturing of high reliability, high performance gallium nitride (GaN) power semiconductors, today announced the appointment of Dr. Julian Humphreys to the Company’s Board of Directors, effective October 14, 2020.

Dr. Humphreys brings substantial knowledge in all aspects of the Power semiconductor business including P&L, sales and marketing, development, and design of power semiconductor technologies. Dr. Humphreys most recently served as Senior Vice President and General Manager at Nexperia B.V., a leading expert in the high-volume production of essential semiconductors and components that are required by every electronic design in the world and a long term cooperation partner to Transphorm in the global automotive market. Prior to Nexperia, he was the Vice President and General Manager of Nexperia’s predecessor, NXP Semiconductors N.V. (NASDAQ: NXPI) Standard Products Division. Dr. Humphreys holds a Bachelor of Engineering in electronics and a Ph.D. in semiconductor physics, both from the University of Liverpool.

Transphorm’s Chief Executive Officer, Mario Rivas, commented, “On behalf of the Board of Directors and our entire worldwide team, we welcome and are extremely proud to add Julian as a new independent director. Dr. Humphreys brings exceptional experience and highly relevant industry knowledge, specifically within power semiconductor technology. At this stage in the Company’s growth, it is imperative that the leadership and expertise of our Board continues to expand. With the addition of Julian, we have added an independent director who can offer the Company well informed guidance, perspective and oversight as we continue to execute on Transphorm’s long-term strategic plan.”

About Transphorm, Inc.
Transphorm, Inc., a global leader in the GaN revolution, designs and manufactures high performance and high reliability GaN semiconductors for high voltage power conversion applications. Having one of the largest Power GaN IP portfolios of more than 1,000 owned or licensed patents, Transphorm produces the industry’s first JEDEC and AEC-Q101 qualified high voltage GaN semiconductor devices. The Company’s vertically integrated device business model allows for innovation at every development stage: design, fabrication, device, and application support. Transphorm’s innovations are moving power electronics beyond the limitations of silicon to achieve over 99% efficiency, 40% more power density and 20% lower system cost. Transphorm is headquartered in Goleta, California and has manufacturing operations in Goleta and Aizu, Japan. For more information, please visit www.transphormusa.com. Follow us on Twitter @transphormusa

Investor Contacts:
Shelton Group
Brett Perry | Leanne Sievers
1-214-272-0070 | 1-949-224-3874
sheltonir@sheltongroup.com

Company Contact:
Cameron McAulay
Chief Financial Officer
1-805-456-1300 ext. 140
cmcaulay@transphormusa.com